Exhibit 10.28
Scott Obermeier Offer Letter

January 27, 2020

Attention: Scott Obermeier
scott.obermeier@calumetspecialty.com

Subject: Promotion Letter

Dear Scott,

On behalf of Calumet GP, LLC I am pleased to promote you to the role of EVP, Commercial, reporting directly to me.

Effective January 1, 2020, your starting annual salary will be $333,000. You will be eligible to participate in the Senior Executive Annual Bonus Plan with a bonus target of 150% of your annual base salary based on company financial metrics and your own individual contributions. If minimum financial metrics and minimum individual contributions are met, it would pay at 50% of your base salary and at its maximum it would pay at 200% of your base annual salary. If actual performance falls between the various levels (between minimum and target for instance), the annual bonus award will be prorated, up to the maximum potential award. Should the Company not meet its minimum financial target, no awards will be issued regardless of individual contributions. Your participation in the Plan at this level will commence on January 1, 2020. Any award earned under this Program will be paid 50% in cash and 50% in fully vested phantom units which will be delivered to you on the fourth anniversary of the grant date.

You will also be eligible to participate in the Calumet GP, LLC Amended and Restated Long-Term
Incentive Plan. Your annual LTIP target will be 60% of your annual base salary and these units have a 3-year cliff vest requirement. Any award under the Plan will take into consideration your individual contribution as well as the achievement of Company financial targets. Should the Company not meet its minimum financial target, no awards will be issued under the Plan.

You will receive a one-time grant of 223,713 units under the Senior Executive LTIP program, which will cliff vest over a three-year period and will be delivered to you on the second anniversary of the termination of your service with Calumet. Terms of this grant are subject to the terms of the grant agreement.

You will receive a one-time grant of 100,000 units under the Senior Executive LTIP program with vesting triggers based on CLMT unit prices of $10, $16, $18 and distributions restart. The units will be delivered to you on the second anniversary of the termination of your service with Calumet. Terms of this grant are subject to the terms of the grant agreement.

To demonstrate your commitment in this role and to Calumet, you have agreed to purchase the equivalent of $250,000 in units, acknowledging in good faith that you shall utilize discretionary cash bonuses received to make such unit purchases.

As an officer of the company, you are covered by the company's D&O insurance policy. The policy details will be sent to you separately.

In the event you are terminated without cause within 24 months following a Change in Control you shall receive 200% of the sum of your base salary and your target bonus, in each case in effect as of the termination date and, contingent on you signing Calumet's standard severance and release agreement. The Company's standard definition of Change of Control shall be utilized.

All other terms and conditions of your at-will employment remain the same.

I am pleased to have you take on this new and exciting role and look forward to your future success.
Please call me with any questions.

Sincerely,

/s/ Timothy Go
Timothy Go
Chief Executive Officer

Agreed and accepted:

/s/ Scott Obermeier
Scott Obermeier
01/31/2020